UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

929740-10-8

(CUSIP Number)

Mr. Erwan Faiveley

c/o Famille Faiveley Participations

10, rue du Tribourg

21700 Nuits Saint Georges - FRANCE

Telephone: +33 (0) 3.80.61.04.55

Copy to

Bertrand Cardi

Olivier Huyghues Despoints

Darrois Villey Maillot Brochier

75116 Paris - FRANCE

Telephone: +33 (0) 1.45.02.19.19

Facsimile: +33 (0) 1.45.02.49.59

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 929740-10-8	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erwan Faiveley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,898
	8	SHARED VOTING POWER 6,305,582
	9	SOLE DISPOSITIVE POWER 3,898
	10	SHARED DISPOSITIVE POWER 6,305,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,309,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.55% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Percentage calculation based on 96,282,234 shares of common stock of Wabtec reported as issued and outstanding as of April 26, 2018 in Wabtec’s quarterly report on Form 10Q filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2018.

CUSIP No. : 929740-10-8	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) François Faiveley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190
	8	SHARED VOTING POWER 6,305,582
	9	SOLE DISPOSITIVE POWER 190
	10	SHARED DISPOSITIVE POWER 6,305,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,305,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.55% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Percentage calculation based on 96,282,234 shares of common stock of Wabtec reported as issued and outstanding as of April 26, 2018 in Wabtec’s quarterly report on Form 10-Q filed with the SEC on May 4, 2018.

CUSIP No. : 929740-10-8	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financière Faiveley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,305,582
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,305,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,305,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.55% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Percentage calculation based on 96,282,234 shares of common stock of Wabtec reported as issued and outstanding as of April 26, 2018 in Wabtec’s quarterly report on Form 10-Q filed with the SEC on May 4, 2018.

CUSIP No. : 929740-10-8	Page 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Famille Faiveley Participations
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,305,582
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,305,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,305,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.55% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Percentage calculation based on 96,282,234 shares of common stock of Wabtec reported as issued and outstanding as of April 26, 2018 in Wabtec’s quarterly report on Form 10-Q filed with the SEC on May 4, 2018.

CUSIP No. : 929740-10-8	Page 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FAIVInvest
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,305,582
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,305,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,305,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.55% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Percentage calculation based on 96,282,234 shares of common stock of Wabtec reported as issued and outstanding as of April 26, 2018 in Wabtec’s quarterly report on Form 10-Q filed with the SEC on May 4, 2018.

CUSIP No. : 929740-10-8	Page 7

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on December 12, 2016 (the “Schedule 13D,” and together with this Amendment No. 1, this “Statement”). Capitalized terms and used herein and not otherwise defined have the meaning ascribed them in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the common stock, par value $0.01 per share (“Common Stock”), of Westinghouse Air Brake Technologies Corporation, a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Company are located at 1001 Air Brake Avenue, Wilmerding, PA 15148.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 21, 2018, the Issuer announced that it had entered into definitive agreements with General Electric Company (“GE”), Transportation Systems Holdings Inc., a newly formed wholly owned subsidiary of GE (“SpinCo”), and a newly formed wholly owned subsidiary of the Issuer (“Merger Sub”). Pursuant to (and subject to the terms and conditions of) the agreements, the Issuer and GE’s transportation business (“GE Transportation”) will be combined in a transaction in which GE will (1) sell a portion of the assets of GE Transportation to Wabtec, (2) spin-off or spin-off/split-off a portion of SpinCo (which will hold the remainder of GE Transportation) to GE shareholders, and (3) immediately thereafter merge SpinCo with Merger Sub, which will result in SpinCo becoming a wholly owned subsidiary of the Issuer (collectively, the “Transaction”).

In connection with the Transaction, certain stockholders, including the Reporting Persons, directors and certain officers of the Issuer beneficially owning approximately 11% of the outstanding shares of the Issuer entered into a Voting and Support Agreement, dated May 20, 2018 with GE (the “Voting Agreement”) under which these persons agreed to vote in favor of the Transaction and will be subject to certain other agreements, including transfer restrictions on their shares, prior to the earlier of the meeting of the Issuer’s shareholders to approve the Transaction and the termination of the Voting Agreement. Under the Voting Agreement, the Reporting Persons agreed that the existing transfer restrictions under the existing Shareholders Agreement apply for GE’s benefit and that they would comply with certain other covenants relating to the Transaction.

Item 7.	Material to Be Filed as Exhibits.

1.	Voting and Support Agreement dated May 20, 2018 among General Electric Company and each of the persons listed on Schedule 1 thereto, incorporated by reference to Exhibit 2.3 of the Issuer’s Current Report on Form 8-K, filed with SEC on May 24, 2018.

2.	Power of Attorney granted by François Faiveley in favor of Erwan Faiveley and Michael O. van den Berg, dated as of December 8, 2016, incorporated by reference to Exhibit 6 of the Reporting Persons’ Schedule 13D filed with the SEC on December 12, 2016.

CUSIP No. : 929740-10-8	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2018

FAIVINVEST

By:	/s/ Erwan Faiveley
Name:	Erwan Faiveley
Title:	Gérant

FINANCIERE FAIVELEY

By:	/s/ Erwan Faiveley
Name:	Erwan Faiveley
Title:	President

FAMILLE FAIVELEY PARTICIPATIONS

By:	/s/ Erwan Faiveley
Name:	Erwan Faiveley
Title:	President

ERWAN FAIVELEY

By:	/s/ Erwan Faiveley
Name:	Erwan Faiveley

FRANCOIS FAIVELEY

By:	/s/ Erwan Faiveley
Name:	Erwan Faiveley
Title:	Attorney-in-Fact

CUSIP No. : 929740-10-8	Page 9

EXHIBIT INDEX

1.	Voting and Support Agreement dated May 20, 2018 among General Electric Company and each of the persons listed on Schedule 1 thereto, incorporated by reference to Exhibit 2.3 of the Issuer’s Current Report on Form 8-K, filed with SEC on May 24, 2018.

2.	Power of Attorney granted by François Faiveley in favor of Erwan Faiveley and Michael O. van den Berg, dated as of December 8, 2016, incorporated by reference to Exhibit 6 of the Reporting Persons’ Schedule 13D filed with the SEC on December 12, 2016.